

February 10, 2014

Via E-mail
Mr. Guy Dubois
Member Executive Committee and Acting Principal Executive Officer
SecureAlert, Inc.
150 West Civic Center Drive
Suite 400
Sandy, Utah 84070

      Re: SecureAlert, Inc.
              Form 10-K for the Year Ended September 30, 2013
              Filed January 14, 2014
              File No. 000-23153

Dear Mr. Dubois:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Results of Operations

Cost of Revenues, page 17

1. Please revise your discussion of cost of revenues. Specify and analyze the actual financial statement line item, *total cost of revenues*, as reported on page 46.

<u>Item 9A. Controls and Procedures</u>

<u>Management's Report on Internal Control over Financial Reporting, page 23</u>

2. Please revise to disclose whether your evaluation of internal control was based on COSO's 1992 Framework or COSO's updated 2013 Framework.

<u>Report of Independent Registered Public Accounting Firm, page 44</u>

3. We note that the PCAOB registration of Hansen, Barnett & Maxwell, P.C. was withdrawn on December 17, 2013, prior to the January 14, 2014 filing of this Form 10-K. Please amend to include a report, on your September 30, 2012 financial statements, of an independent public accounting firm that is currently duly registered with the PCAOB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director